Delixy Holdings Limited

883 North Bridge Road
#04-01
Southbank
Singapore 198785

March 27, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Rebekah Reed

Re:	Delixy Holdings Limited
Registration Statement on Form F-1, as amended (File No. 333- 283248) Request for Acceleration of Effectiveness

Dear Madam,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Delixy Holdings Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on March 31, 2025, or as soon thereafter as practicable.

Very truly yours,

Delixy Holdings Limited

By:	/s/ Xie, Dongjian
	Name:	Xie, Dongjian
	Title:	Executive Chairman, Chief Executive Officer and Executive Director